Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On February 22, 2013, EpiCept Corporation made available on its website a link to the presentation that Robert W. Cook, EpiCept’s Interim President and CEO, made at the 15th Annual BIO CEO & Investor Conference.  A transcript of that presentation is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction with Immune Pharmaceuticals Ltd., EpiCept will file a proxy statement with the U.S. Securities and Exchange Commission (SEC) seeking appropriate stockholder approval. STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. EpiCept’s stockholders will be able to obtain a copy of the proxy statement, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement and the filings with the SEC that will be incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement of EpiCept referred to above. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2011. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s registration statement Post-Effective Amendment No. 1 to Form S-3 on Form S-1, which was filed with the SEC on April 6, 2012. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

TRANSCRIPT

Male:                                                                Good afternoon, everyone. Our next presenting company will be EpiCept Corporation.  Presenting for EpiCept Corporation is Mr. Robert Cook, President and CEO.

Robert:                                                       Thank you very much.  You’ll notice first of all that there are two names on this opening slide.  In addition to EpiCept Corporation, there is the name of IMMUNE Pharmaceuticals.  That’s because we are in the process of merging the two companies.  It’s a process that began in November of last year, and we are working through that process right now and hope to conclude it within the next couple of months.  So today’s presentation is primarily an opportunity to introduce you to what the company will be, assuming that we get this thing through and get it through fairly quickly.  What I’d like to do is provide the opening comments, then I’d like to turn it over to Dr. Daniel Teper, who is the CEO of IMMUNE, and he can run through the product pipeline that IMMUNE is bringing to the merger, because, going forward, it is intended to be the primary pipeline for the company.

We have to put the mandatory forward-looking statements.  IMMUNE is a private company but EpiCept is a public company, so please look at our public documents and note that the information that we provide today can change at any time.

First of all, let’s look at the company description.  Again, this is basically looking at the new company.  At the closing, the merger of IMMUNE Pharmaceuticals and EpiCept will create a publicly held company focused on the development of novel pharmaceutical products for treatment of inflammatory diseases and cancer.  It’s really the second sentence that from EpiCept’s standpoint, anyway, is the greatest departure, and that is that the company at the closing will be an emerging leader in the development of monoclonal antibodies for these therapeutic indications.

First of all, let’s go through some of the highlights of the transaction.  As I mentioned earlier, the merger agreement was signed in November of 2012, and we are targeting a closing for the second quarter of this year.  At the closing, the company will have a portfolio of four products in development and, in addition, a platform technology that uses antibody drug conjugates that have significant advantages compared with those of other companies.  Two company products will

1

be in phase II development, and results from those studies are expected in 2014.  An additional product is designated for outlicensing, and we hope to have that completed later on this year.

Based on our current market value, the combined company will begin with a relatively modest market capitalization.  It will be in the vicinity of about $75 million.  We believe that there is a substantial upside opportunity here.

Finally, the combined company will seek a listing on a US national exchange as soon as possible.  If we can get it done at the closing, we intend to do that.  In any event, we will be making our applications once our proxy is available.

Some additional details.  The way this transaction is working, EpiCept will be the surviving legal entity and the company will be renamed IMMUNE Pharmaceuticals, Inc.  The company will continue as a US corporation incorporated in Delaware.  The shareholder split will be approximately 20 percent EpiCept and 80 percent IMMUNE upon closing.  There are some adjustments that may occur, but I think it’s relatively clear that it will be within that range.  We do need EpiCept shareholder approval for certain aspects of the transaction, not necessarily for approval but for things that are related to the closing but that are nevertheless important.  The IMMUNE shareholder approval has already been obtained.  EpiCept has a stock listing on the OMX Exchange in Stockholm, and a very large percentage of our shares trade on that exchange.  Our plan going forward is that the stock will continue to be listed on that exchange after the closing.  Finally, the company’s offices will be maintained in the New York City area and also in Israel, and in Israel there is an R&D site.  So we’re not closing anything, we’re basically just grafting the two companies onto each other in terms of physical locations.

Just a quick look at the Board of Directors of the company going forward.  I’d like to basically highlight three of them — and no, I’m not one of them.  The Chairman and CEO of the company is Dr. Daniel Teper, who again, will speak about the products in a few minutes, and Dr. Teper has extensive experience in the pharmaceutical industry, having worked at Novartis, Glaxo, and Sanofi, and has a very broad base of experience.  There are two, I think, professionals on the Board who have provided and will continue to provide a great deal of expertise going forward.  Dr. David Sidransky, who was on the staff of Johns Hopkins University, has a number of titles.  Among them, he’s the Director of Head and Neck Cancer Research.  He’s a prior Vice Chairman of Imclone, I think a current Board member of Rosetta Genomics, and has a very long history in the field of cancer.  Finally, Dr. Isaac Kobrin will be a Board Director.  He’s a current Director of IMMUNE Pharmaceuticals with many years of experience, most recently at Actelion.  I think he spent about 12 years there, mostly as head of Clinical Development, but his last several years were also as the Chief Medical Officer.  So this is a Board that has a great deal of experience in science, in medicine, in business, and in finance.

2

I’ll start things off with a basic overview of the products, and then I’ll turn it over to Daniel.  The IMMUNE-EpiCept pipeline post-merger will basically consist of several products.  The priority development dollars are going to go to a compound called Bertilimumab, which is an antibody that targets eotaxin-1, and it’s a target that seems to have perhaps gotten lost in the shuffle several years ago but has been coming to the fore lately.  Eotaxin-1 is shown to cause significant amounts of allergic and inflammatory responses.  It is found throughout the body, and therefore it can be potentially applicable in several different indications.  We’re studying it at the current time for gastrointestinal diseases, particularly in Crohn’s and ulcerative colitis, in the respiratory area for severe asthma, and various severe dermatological indications.

The second program that comes from the IMMUNE pipeline is coined NanomAbs, which is a second-generation antibody drug conjugate, and we think this has two particularly positive attributes to it.  First of all, it is a platform technology that can be used in combination with other drugs to provide a more targeted approach to particular targets in the body, and so from that perspective, it can be a very important outlicensing candidate.  The company is also developing a product on its own within this platform, which is a Gemcitabine Paclitaxel Anti-Ferritin NanomAb that is being looked at for pancreatic cancer and non-small cell lung cancer.

Within the EpiCept program, there’s really, I think, two, and I’ll speak to them towards the end of the program.  The first is AmiKet®, which is a topical cream for the treatment of peripheral—well, actually for neuropathic pain of various sorts, and we’ll get into that in a little bit at the end.  Finally, our VDA program will be evaluated for further development.

Here’s the pipeline, looking at it just in terms of your traditional timeline, and as you can see, it’s well-spread.  We have products that go from phase III into preclinical.  The most interesting and, again, the one that will receive the most development dollars is bertilimumab because of the various and significant number of indications for which it may be applicable.

And on that note, I’ll turn it over to Dr. Teper for further explanation.  Thank you.

Daniel:                                                         Thank you, Bob.  It’s an exciting opportunity to introduce you to the new IMMUNE-EpiCept company and to introduce you particularly to bertilimumab, which we believe can be developed as a major drug addressing unmet medical needs.  Bertilimumab is targeting eotaxin-1.  Eotaxin-1 is a chemokine that was identified in the 1990s at the same time as people were looking also at a cytokine called interleukin-5.  Both of them regulate eosinophilic inflammation.  More recently, additional work has suggested that eotaxin-1 was involved in the regulation of angiogenesis that was published in Nature in 2009.  Even more recently, in 2011, a team at Stanford University identified eotaxin-1 as a key

3

regulator of neurogenesis.  So obviously based on the biology, there are multiple clinical applications that we might consider, and so we have to be selective.  But, I would say that, in general, we intend to develop a combination of major indications like Crohn’s and colitis and asthma and select orphan indications.

In terms of the biology—and I won’t get into the details—this is the landmark paper by Professor Marc Rothenberg, who was published in the late 1990s in Nature, and that characterized the effect of eotaxin and particularly eotaxin-1 in the regulation of eosinophil and its relevance to both the GI and the respiratory tract.

Bertilimumab was actually in the clinic ten years ago.  It’s a drug that was originally developed by Cambridge Antibody Technology in the UK, one of the best antibody companies at the time.  They are also the developers of Humira.  They took bertilimumab all the way to phase I and phase IIa clinical trials, in single administration in both healthy volunteers and allergy patients in IV, nasal and ocular administration.  I think what was learned at the time is that bertilimumab in single administration was safe and well-tolerated, but also, very importantly, that it had the desired pharmacological activity — specifically, that it acted on eosinophils.  That’s a summary of the dose-escalating study using the IV formulation, where you can see that at 5 and 10 milligrams per kilogram, you have close to 100 percent inhibition of eosinophils and you have a prolonged effect that can be beyond 90 days in the tissue, and obviously that supports using the drug in its different applications.

I’ll start with the GI indications of Crohn’s Disease and colitis.  We’re currently initiating the proof of concept phase II clinical trial in ulcerative colitis patients with high eotaxin in the blood and in the tissue, and this is very important because people speak increasingly about the relevance of personalized medicine.  This is an example where you target a protein in the organism that not only mediates the inflammatory response, but also can be measured in the tissue and in the blood and can be correlated to the severity of the disease.  I’m assuming that you’re familiar with the fact that anti-TNF antibodies like Humira and Remicade, which are also used in rheumatoid arthritis but are increasingly used in Crohn’s and colitis, have moved to first line treatment after corticosteroids.  They’re very effective, including in inducing deep remission of the disease, if not the cure.  They also induce significant side effects and they tend to lose their effectiveness after a year in at least half of the patients.  Therefore, despite their growing use, there’s a significant need by patients and by physicians for alternatives, and the fact that Humira was approved with only 17 percent difference versus placebo in ulcerative colitis suggests that the FDA recognized the medical need.  There are a number of antibodies that have been developed for those indications, including by Genentech and MedImmune against different targets, alpha 4 integrins, which also act to some degree on eosinophils.  As I mentioned earlier, eotaxin-1 is a target that comes back now as being very interesting, particularly because of the ability to identify specific patients.

4

Over the last ten years, since CAT did the initial clinical trials, physicians and scientists continue to study eosinophils, and specifically eotaxin-1, and this is a sample of literature.  Most recently a team from Karolinska Institute in Sweden looked at the role of eosinophils in ulcerative colitis.  Very importantly, at the last Digestive Disease Week in this last Spring, 2012, Keith Wilson from Vanderbilt reported on an NIH study that looked at all cytokines and chemokines involving ulcerative colitis, and only eotaxin-1 had a clear correlation with the severity of the disease.  We’re using that data, as well as other data that we’ve developed with our own investigators, to select patients based on the eotaxin-1 tissue levels.

In terms of target product profile, the question is, will bertilimumab as well as the new antibodies against alpha-4 integrins, which are a little bit more advanced in development, be given to non-responders to anti-TNF drugs?  In fact, the feedback that we’re getting from clinicians is that, as we get more evidence of the efficacy of bertilimumab and other drugs in select patient populations, they would like to use them first line after corticosteroids and push back anti-TNF drugs as last resorts before surgery, so they recognized that in the way they helped us design the phase II clinical trial.  This phase II clinical trial is double-blind, placebo-controlled in 69 patients, at a dose of 7 milligrams per kilogram, which relates to the 5 and 10 milligrams per kilogram that I showed earlier.  The drug will be administered at weeks 0, 2, and 4.  We’ll look at the clinical response measured by the Mayo Clinic index at week 6 and will follow the patients until week 12.  The first patients will be enrolled in early second quarter, and we expect the study to complete within one year.

The second very important indication that I mentioned earlier is asthma.  The anti-IL-5 drugs, primarily mepolizumab from GSK and reslizumab from Teva, had a hard time ten years ago because they were looking at mild to moderate patients and didn’t show a relevant clinical effect.  It’s only in the last three to four years that by selecting patients with unstable or severe asthma — it’s basically the 10 percent most severe asthma patients — reported very significant results.  So those drugs, the anti-IL-5 and potentially bertilimumab, essentially address the Xolair market.  We intend to start a pilot study in 2013.

This is some data looking at the correlation between eotaxin-1 levels in asthma severity, and this is actually a clinical study where researchers looked at the inhibition of eosinophils in the sputum of unstable and severe asthma patients with bertilimumab, and only the unstable and severe patients actually responded to the drug.

This is another recent study, in 2011, that actually suggests that the down regulation of eotaxin-1 — obviously non-selective down regulation of eotaxin-1 — may explain the anti-inflammatory role of Xolair and its clinical benefits in the most severe asthma patients.

5

One of the questions that you may have is, should we target eotaxin-1 or IL-5?  Our point of view is that the way that it has been moved forward by GSK and Teva brings clinical relevance to targeting the eosinophilic pathway in the unstable and severe asthma population, that both will have benefits.  The literature suggests that actually combining both approaches may be the best for certain patients.  We think that there’s going to be a lot of interesting data developed for this asthma population that is really in need of new drugs.

I want to mention briefly a dermatological orphan indication which is called bullous pemphigoid.  Probably not very many of you know about it.  We were approached by the foundation here in the US about a year ago and they suggested to us that there was a great need for those patients that eosinophil, eotaxin-1 and IL-5 had significant relevance.  This is recent data that shows the concentration of eotaxin-1 in the blister of those patients.  This is a disease of elderly patients, an autoimmune disease in patients over 70 years old.  It’s interesting that GSK, with mepolizumab, has just initiated a phase II trial, and we will do the same thing and seek orphan drug designation with bertilimumab.

The NanomAbs were mentioned as a platform technology, as the antibody drug conjugates have come to the forefront with the clinical success of Seattle Genetics and Immunogen.  There’s a next generation of antibody drug conjugates which actually conjugates antibodies or ligands with drug-loaded nanoparticles.  The companies pursuing this approach include IMMUNE Pharmaceuticals, Merrimack with Immunoliposome, and BIND Bioscience, which is a company started by Bob Langer at MIT, and which announced a few weeks ago a partnership with Amgen to develop a new drug.  We have a lead candidate for pancreatic cancer, and obviously we have discussions ongoing for a multiple partnership.  I want to stress for a second the mechanism of action of the NanomAbs.  Like other liposomes or nanoparticles, it gets into the tumor tissue through the leaky vasculature, and then the antibody serves as a T-cell and it drives endocytosis of the NanomAb, which biodegrades in the cells and frees the anti-cancer drug in the cell.  There’s five to ten times more drug getting into the cell through the NanomAb than if you had simply a nanoparticle.  You have a dual passive-active in the targeting which can bring significant clinical benefit to cancer patients.  Bob, back to you and AmiKet.

Robert:                                                       To us, AmiKet remains a very interesting product.  It is a topical cream for the relief of pain associated with well-known neuropathies.  It’s been studied in CIPN, in PHN, and in diabetic neuropathy.  It is a twice-daily application of a white cream, 4 percent amitriptyline plus 2 percent ketamine, and it provides pain relief that in studies is shown to be equivalent to current therapies.  We’ve treated over 1,700 patients in nine phase I and II trials.  The most recent trial was a 461-patient trial that the NCI sponsored in the indication of CIPN.  The product has a superior side effect profile compared with oral therapies.  We recently — a year ago — got the fast track designation for CIPN, and the FDA has offered special protocol assistance for that as well.  At this time we continue to believe the

6

product is very partnerable.  We’ve reenergized the discussions and we’re talking with people on either a global or a multiregional basis for a partnership.

Just quickly on some of the other compounds in the pipeline.  Crolibulin is a small molecule vascular disruption agent.  It’s also been shown to induce apoptosis.  It has shown in phase I studies enhanced efficacy in combination with chemotherapeutics.  It’s active on multi-drug-resistant cells.  We have identified the dose-limiting toxicity and the maximum tolerated dose.  We’ve seen objective evidence of anti-tumor response, and this is a compound that we’ve developed ourselves.  It has strong intellectual property.  I think what’s very interesting here is that the NCI started a trial looking at using crolibulin in anaplastic thyroid cancer in 2011.  The phase Ib portion of the trial has been completed and we expect to see the top-line results released in the first half of 2013, and the phase II portion of this trial should begin later this year.

Azixa is sort of a relative of crolibulin.  It’s a small molecule apoptosis inducer also with VDA activity.  This drug is very active in the brain.  It crosses the blood-brain barrier very easily, and therefore we licensed the compound to Myrexis almost ten years ago and they’ve studied it exclusively for various brain cancers.  They have generated clinical data, but in August of last year they decided to basically get out of the drug business, so we’ve obtained the drug back from them.  We licensed the clinical data that they generated from them the end of last year and we’re now reviewing it to determine whether or not — or how, rather — it should be developed going forward.

Quickly on Ceplene®, this is a drug that, in combination with IL-2, was the first and only therapeutic regimen shown to prevent relapse and prolong LFS in AML patients.  We got this product approved in 2008 in Europe.  We licensed it to Meda and sold our European rights to Meda in 2012 so that we could substantially reduce our operating expenses.  In order to get approval in the US, a survival trial is going to be required, and we don’t know yet whether that’s really a possibility or not.  We are looking at some ways that someone might be able to do this using basically a subgroup analysis that was done on the phase III data.

Quickly on the financial status, we expect to file the proxy statement in the next couple of weeks.  As soon as the SEC clears it, we will mail to the shareholders of EpiCept, and we expect to have the meeting in the second quarter and to close the transaction shortly after we receive a positive shareholder vote in the second quarter.  We announced today an amendment to the merger agreement that provided EpiCept with up to $500,000 in equity financing from IMMUNE in return for a small adjustment in the merger ratio, and we are assessing at this point what our additional financing needs for the company might be going forward.

So finally, the merger between EpiCept and IMMUNE provides our shareholders, the EpiCept shareholders, the opportunity to realize value from the current pipeline and to participate in the significant opportunity of the IMMUNE pipeline.

7

It’s a primarily phase II/III clinical stage portfolio.  The focus is now on antibody therapeutics.  We think there are multiple value-creating milestones in the next year or two, including phase II milestones with bertilimumab and with crolibulin. We expect to partner AmiKet for the phase III development, and then there are ongoing partnership opportunities for NanomAbs.

And so with that, I will close. Thank you very much.

END

8

IMMUNE EPICEPT MERGER PRESENTATION BIO CEO & INVESTOR CONFERENCE February 12, 2013 Improving Patient Lives Through Targeted Medicine

Forward – Looking Statement This presentation contains forward looking statements that involve risks and uncertainties regarding the operations and future results of EpiCept. You should review the company's filings with the Securities and Exchange Commission, including without limitation the company's Form 10-K and Forms 10-Q, which identify specific factors that may cause actual results or events to differ materially from those described in the forward looking statements. The content of this presentation contains time sensitive information that is accurate only as of the date of the presentation. The company undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this presentation. 2

Company Description The merger of Immune Pharmaceuticals, Ltd. and EpiCept Corporation will create a publicly-held pharmaceutical company focused on the development of novel pharmaceutical products for the treatment of inflammatory diseases and cancer. The Company will be an emerging leader in the development of monoclonal antibodies for these therapeutic indications.

Highlights of Immune EpiCept Merger Merger agreement signed in November 2012. Closing targeted for the second quarter 2013. Company will have a portfolio of four products in development and a platform technology using antibody drug conjugates having significant advantages compared with those of other companies. Two Company products will be in Phase II development with results due in 2014; one product designated for outlicensing that is anticipated to be completed in 2013. Based on EpiCept’s current market value, the combined company will begin with a modest market capitalization of approximately $75 million. We believe there is a substantial upside opportunity. Combined company will seek listing on a US national exchange as soon as possible.

Immune EpiCept Merger Details EpiCept will be surviving legal entity upon closing, to be renamed Immune Pharmaceuticals, Inc. Company will continue as a US corporation. Shareholder split approximately 20% EpiCept/ 80% Immune upon closing, subject to certain adjustments. EpiCept shareholder approval required for certain aspects of the transaction. Immune shareholder approval already obtained. Stock listing will be retained on the OMX Stockholm. Company offices in New York City area and Israel, including an R&D site.

Board of Directors Herve de Kergrohen,MD,MBA Board Director UBS, Bellevue, Lombard Isaac Kobrin, MD Board Director, Roche, Actelion Daniel Teper, PharmD, MBA Chairman Novartis, GSK, Sanofi, Bionest David Sidransky, MD, PhD Vice Chairman Imclone, Rosetta, Johns Hopkins Pierre Albouy Board Director Bankers Trust, Rothschild, Aforge Finance Richard Cohen, CPA, MBA Board Director Cormedix, Rodman & Renshaw Robert Cook Board Director* Chase, GE Capital, Pharmos, EpiCept 6

Immune - EpiCept


FLOOR 4

- Priority development of bertilimumab, Phase II multiple indications
  - GI- Crohn's Disease & ulcerative colitis
  - Respiratory - severe asthma
  - Dermatology
- NanomAbs – second generation antibody drug conjugate oncology pipeline
  - Lead candidate gemcitabine paclitaxel anti-ferritin nanomAbs for pancreatic cancer and NSCLC
  - Early partnering opportunities
- AmiKet – outlicensing efforts re-energized, discussions ongoing
- EpiCept's VDA programs to be evaluated for further development

EPICEPT IMMUNE Pharmaceuticals

Immune/EpiCept Pipeline Large, diversified pipeline addressing unmet needs in important patient populations *Medimmune AZ License to iCo Therapeutics with option for Immune; **Property of EpiCept

Gastro-Enterology Ulcerative Colitis Crohn’s Disease Respiratory Severe Asthma Chronic obstructive pulmonary disease (COPD) Ophthalmology Verneal Keratoconjunctivitis (VKC) Atopic Keratoconjunctivitis (AKC) Age Related Macular Degeneration (AMD) Dermatology Bullous Pemphigoid Atopic Dermatitis Oncology Ovarian Cancer Neurology Age Related Cognitive Decline Bertilimumab Neutralizes Eotaxin-1: A Key Mediator of Inflammation, Angiogenesis and Neurogenesis: Potential Multiple Clinical Indications 9

Eotaxin-1 Regulates Eosinophilic Inflammation in Crohn's Disease, Ulcerative Colitis and Severe Asthma

© 1996 Nature Publishing Group http://www.nature.com/naturemedicine

ARTICLES

Human eotaxin is a specific chemoattractant for eosinophil cells and provides a new mechanism to explain tissue eosinophilia

Eduardo A. Garcia-Zepeda[1], Marc E. Rothenberg[2], Robert T. Ownbey[1], Jocelyn Celestin[3], Philip Leder[2] & Andrew D. Luster[1]

[1]Infectious Disease Unit, Massachusetts General Hospital, and Department of Medicine, Harvard Medical School, Charlestown, Massachusetts 02129, USA
[2]Howard Hughes Medical Institute and Department of Genetics, Harvard Medical School, 200 Longwood Avenue, Boston, Massachusetts 02115, USA
[3]Division of Immunology, Children's Hospital, Boston, Massachusetts 02115, USA

This finding suggests a role of the eosinophil in early mucosal damage in Crohn's disease. Our finding that eotaxin expression is elevated in ulcerative colitis and Crohn's disease lesions may help explain the molecular mechanism of eosinophil recruitment in these diseases. This would make an eotaxin antagonist a potentially useful therapy for inflammatory bowel disease as well as allergic diseases.

Eotaxin and related CC chemokine binding to leukocytes.


Basophil
CCR1
CCR2
CCR3
Eotaxin
Eotaxin-2
Eotaxin-3
Th2 Lymphocyte
CCR4
CCR3
CCR8
Eosinophil
Macrophage/monocyte
MCP-1
CCR3
MCP-2
MCP-3
MCP-4
CCR2
CCR1
CCR1
CCR5
MIP-1α
RANTES
MIP-1α
MIP-1α
MIP-1ß

Erin et al, 2002

10

EPICEPT IMMUNE Pharmaceuticals

Bertilimumab Clinical Experience Supports Further Development Phase I/ IIa in healthy volunteers (#20) and allergic patients ( # 100) Safe and well tolerated in single dose IV, nasal and ocular administration Dose dependent pharmacological activity on eosinophils Close to 100% effect on eosinophils at 5mg/kg and 10mg/ kg Tissue activity up to 90 days at 5mg/kg and 120 days at 10mg/kg Further clinical data (Dent, AmJRespCriticalCare) suggests bertilimumab neutralization of eotaxin-1 in sputum induces chemotaxis of eosinophils in moderate unstable and severe asthma patients. 11

Eotaxin-Induced Eosinophil Shape Change Close to 100% Inhibition- Prolonged Effect 12 Figure 6: Percent Inhibition of Eotaxin Induced Eosinphil Shape Change, Compared with Baseline, Following Administration of 1,5 and 10 mg/kg of Bertilimumab Inhibition of Baseline (pre-dose) Eotaxin Induced Eosinophil Shape Change (%) 0 50 100

Crohn’s Disease and Ulcerative Colitis Proof of Concept Phase II in High Tissue Eotaxin-1 UC Initiated Current therapy in non-responders to first line are anti-TNF mAbs (Humira, Remicade) Significant unmet medical need with lack of sustained response and risk of severe adverse events Eotaxin-1 biomarker and mediator of disease severity Phase II double blind placebo controlled in moderate to severe ulcerative colitis patients with high tissue Eotaxin-1 13

Targeting Eotaxin-1 with Bertilimumab Rationale for Phase II in Ulcerative Colitis Supported by Experimental and Clinical Data 14 K.Wilson DDW 2013 Increased Tissue Eotaxin-1 (CCL11) in UC in Correlation with Severity of Disease Eosinophil associated genes in the inflammatory bowel disease 4 region: Correlation to inflammatory bowel disease revealed K.Wilson DDW 2013 Increased Tissue Eotaxin-1 (CCL11) in UC in Correlation with Severity of Disease

Bertilimumab can reduce signs and symptoms and induce remission in patients with moderately to severely active UC or CD who have High EOTAXIN TISSUE LEVELS Bertilimumab Target Profile in UC & CD 15

Bertilimumab Phase II Ulcerative Colitis Proof of Concept Trial Double blind placebo controlled trial in 69 patients 46 on bertilimumab 7mg/ kg; 23 on placebo Drug administration at week 0, 2 and 4 6 week end point is clinical response (UC Mayo Clinic Index); follow up until week 12 Study expected to complete in Q2 2014 16

When Asthma Cannot be Controlled Bertilimumab Targets Severe Asthma Patients with Eosinophilic Inflammation 10% most severe patients not controlled by corticosteroids and bronchodilators- moderate unstable and severe asthma High burden of asthma exacerbations and related hospitalization Clinical results with anti-IL5 mAbs (GSK, Teva) confirm relevance of reducing eosinophilic inflammation in moderate unstable/severe asthma Eotaxin-1 regulates eosinophilic inflammation and is neutralized by bertilimumab in clinical setting Bertilimumab pilot study in 2013 in patients selected based on high Eotaxin-1 levels in sputum 17

Bertilimumab Rationale in Severe Asthma

Bertilimumab reduces chemotaxis of eosiniphils induced by sputum from moderate unstable and severe asthma patients



Chemotactic Index
3.5
3.0
2.5
2.0
1.5
1.0
11
10
12
11
11
44
H
1
2a
2b
3
All Asthma

Figure 11: The effect of iCo-008 (CAT-213; 100nM) and CAT-001 (100nM, null control) on chemotaxis of eosinophils (from asthmatic donors) induced by sputum for asthmatics or health volunteers. The results are expressed as the chemotaxic index, a ratio of chemotaxis induced by sputum and control medium. Results are shown for each grade of asthmatic (H healthy volunteer, 1 mild asthmatic, 2a stable-moderate asthmatic (moderate use of ₂ adrenoceptor agonist and inhaled corticosteroid), 2b unstable-moderate asthmatic (daily use of ₂ adrenoceptor agonist and inhaled corticosteroid), 3 severe asthma, and for the combined asthmatic group. The number of asthmatics is shown above each group, $P<0.05$, $P<0.01$ compared to medium alone (medium bars not shown for the sake of clarity) and ** $P<0.01$ compared to sputum control (using repeated measures ANOVA and Dunnett's test). Collaboration between CAT and Prof. Djukanovic (Southampton University)

Eotaxin-1 levels correlates with asthma disease severity



Eotaxin (fmol / ml)
40
30
20
10
0
H
1
2a
2b
3
Asthmatic Group

Figure 5: The level of eotaxin present in induced sputum from asthmatic patients stratified by severity of disease; H healthy volunteer, 1 mild asthmatic, 2a stable-moderate asthmatic (moderate use of β_2 adrenoceptor agonist and inhaled corticosteroid), 2b unstable-moderate asthmatic (daily use of β_2 adrenoceptor agonist and inhaled corticosteroid), 3 severe asthma. Eotaxin is significantly raised in moderate and severe asthmatics i.e. those on corticosteroid.

(Collaboration between CAT and Prof. Djukanovic, Southampton University)

18

EPICEPT IMMUNE Pharmaceuticals

Omalizumab (Xolair®) Down-Regulation of Eotaxin-1 May Explain Anti-Inflammatory and Clinical Benefits 19 Zietkowski & all, Advances in Medical Sciences, 2011 Figure 1. Concentrations of eotaxin in EBC before the treatment, and subsequent changes which were observed after 16 weeks in both groups of asthmatic patients.

Targeting Eotaxin 1 and/or IL-5 in Severe Asthma Anti-IL-5 mAbs mepoluzimab (GSK) and resiluzimab (Teva) Phase II/III results in moderate unstable and severe eosinophilic asthma have demonstrated effect on most relevant FEV1 and asthma exacerbation clinical end points. Potential complementary/ synergistic effect of IL-5 and Eotaxin 1: IL-5 dramatically lowers eosinophil levels in the blood while Eotaxin-1 effects tissue eosinophlia: Eotaxin-1 can operate independently of IL-5 to recruit eosinophils into the allergic lung. Studies with eotaxin-1 gene-targeted mice, IL-5 gene-targeted mice, and eotaxin- 1/IL-5 double-gene-targeted mice have revealed independent and synergistic role for both of these molecules in regulating the tissue level of eosinophils in the asthmatic lung and in the induction of airway hyper responsiveness. 20 Clinical Relevance of Targeting Eosinophilic Pathway Confirmed in Moderate Unstable and Severe Asthma

Targeting Eotaxin-1 ( CCL11) in Bullous Pemphigoid A Dermatological Orphan Disease Up-regulation of CCL11 is associated with activated eosinophils in BP IL-5 and CCL11 both involved in regulation of eosinophils in BP Mepoluzimab ( GSK) initiated Phase II trial in BP in 2012 Bertilimumab Phase II in BP to be initiated in 2013- Orphan status 21 CCL11 Blister Concentrations BP= Bullous Pemphigoid PV= Pemphigoid Vulgaris HD= Healthy Donor Guenther & al-ClinExp Immuno 2011

NanomAbs Next Generation Antibody Drug Conjugates Exclusive worldwide license from Hebrew University of Jerusalem Potential advantages over SGEN/IMGN technology include higher payload and drug versatility Similar technologies ( Bind Biosciences, Merrimack) validated approach in Phase I clinical trials Lead development program is Gemcitabine Paclitaxel Anti-Ferritin NanomAbs for pancreatic cancer and NSCLC Celgene’s Abraxane/ Gemzar combo trials with Overall Survival benefit support clinical rationale Multiple revenue generating co-development and research partnerships opportunities 22

NanomAbs' Advantage:

mAb Driven Endocytosis Maximized Chemotherapy Drug Accumulation into Tumor Cells

A

NanomAbs preferential uptake into tumor tissue based on the enhanced permeability and retention effect


Tumor
Tumor tissue
Normal tissue
EPR Effect
Angiogenic vessels
Endothelial cells
Ineffective lymphatic drainage

B

Active targeting to the receptor by mAb conjugated to the NanomAb



C

mAb Induces highly efficient receptor mediated endocytosis of drug loaded NanomAb



23

EPICEPT IMMUNE Pharmaceuticals

Adapted from Peer at el., Nature Nanotechnology, Vol 2, December 2007

AmiKet™ Topical cream for the relief of pain associated with well known neuropathies, CIPN, PHN, DPN Twice daily application of 4% amitriptyline plus 2% ketamine combination provides pain relief equivalent to current therapies Over 1,700 patients treated in nine Phase I/II clinical trials, including successful 461 patient trial in CIPN Superior side effect profile compared with oral therapies Fast Track designation obtained for CIPN; Special Protocol Assistance available Global or multi-regional partners being sought

Crolibulin TNFR Survival Factors RB Cyclin D/ CDK2,4,5 Bcl-xl Cyclin E/CDK2 Cyclin A/CDK2 Cyclin A/B/ CDK2 FasL IkB RTKs Ras Raf MEKK JNK/SAPK Fos/Jun Heterodimers TRAF IKK1/ IKK2 inactive complex Calcineurin PI3K Akt Bad Smac/Diablo IAP/Hsp70 GSK-3 Flip Bcl-2 Apoptosis Mitochondria Apoptosome M G1 S G2 NF-AT NF-kB IkB P NF-AT NF-kB C-Myc AP-1 E2F-1 NF-kB Caspase 8 Bid Cytochrome C Caspase 3 Caspase 9 ? Small molecule, vascular disruption agent (VDA), induces apoptosis Enhanced efficacy in combination with chemotherapeutics Active on multi-drug resistant cells DLT/MTD identified Objective evidence of anti-tumor response by CT perfusion Strong intellectual property position, patent protection until 2026 Phase Ib/II NCI combination trial initiated in anaplastic thyroid cancer in 2011. Phase Ib portion of trial completed Topline results expected first half 2013

Azixa® Small molecule, apoptosis inducer with VDA activity, Crosses blood brain barrier and concentrates 15x in the central nervous system compared with blood levels. Regained from Myrexis in August 2012 upon termination of license agreement. Clinical data and other technology licensed from Myrexis in December 2012. Phase II data in glioblastoma multiforme and various metastatic cancers that have spread to brain. Data currently being assessed; compound likely to be designated for outlicensing.

Ceplene® Ceplene® in combination with IL-2 is first and only therapeutic regimen shown to prevent relapse and prolong LFS in AML patients in remission EU approval in 2008; licensed to Meda SA; European rights sold to Meda in 2012 to substantially reduce operating expenses in face of slow sales ramp up. Costs of manufacturing and post-approval clinical trial transferred Net cash payment of $2.6 million Survival trial required for US approval Meaningful OS subgroup identified from prior pivotal trial

Financial Status Proxy statement is expected to be filed with Securities and Exchange Commission within next several weeks. Based on time required to obtain SEC clearance, EpiCept shareholder meeting to approve actions related to the merger is expected to be held during the second quarter of 2013. Merger closing anticipated shortly after positive shareholder vote. Amendment to merger agreement announced today that, inter alia, provides EpiCept up to $500,000 in equity financing in return for adjustment in merger ratio. Additional financing needs are being assessed pre- and post-merger.

Immune EpiCept Merger Merger with Immune provides EpiCept shareholders with opportunity to realize value from current pipeline and to participate in the significant opportunity of the Immune pipeline. Phase II/ III clinical stage portfolio with focus on antibody therapeutics Multiple value creating milestones in the next 12-24 months Phase II clinical milestones with bertilimumab in multiple indications Partnering of Phase III AmiKet Partnering of NanomAbs

Contact information www.immunepharmaceuticals.com Dr. Daniel Teper, CEO, IMMUNE Pharmaceuticals Daniel.teper@immunepharmaceuticals.com Robert Cook, CEO, EpiCept Corporation rcook@epicept.com 30